Exhibit 99.1

Age	Beginning Farmer Bond	Beginning Farmer Down Payment Guaranty	Agribusiness Bond	Livestock Nutrient Mgmt Bond	Value-Added Agribusiness Relending Loan Program	VALU Livestock Guaranty	Livestock Loan Participation	Rural Development Ag Loan Participation	Coop Stock Guaranty
	At least 18 years old. No upper age limit.	At least 18 years old. No upper age limit.	At least 18 years old. No upper age limit.	At least 18 years old. No upper age limit.	At least 18 years old. No upper age limit.	At least 18 years old. No upper age limit.	At least 18 years old. No upper age limit.	At least 18 years old. No upper age limit.	At least 18 years old. No upper age limit.
Eligible projects	Land, machinery, equip- ment, breeding livestock or farm improvements.	Ag Real Estate and participation in Beginning Farmer Bond	Business involved in processing an agri- cultural commodity; land, buildings, im- provements, and facilities

Any costs incurred for property, or any portion thereof used for the collection, storage, treatment, utilization, pro- cessing or final disposal of livestock wastes (nutrients) up to the point where the nutrients have value.

Businesses involved in processing an agricultural commodity; land, buildings ( new, modernization, en- largement), equipment, start-up costs and working capital, feasibility studies, and debt refinancing.

						Feeder Livestock	Livestock	Land, buildings and facil- ities; machinery and equipment. Value added ag production or pro- cessing ventures.	Stock in an ap- proved cooperative.
Maximum Amount of Loan/ Bond/	$501,100	20% of Beginning Farmer Bond	$10,000,000	No limit	$150,000	$100,000	$200,000	$500,000	$10,000
Land Ownership	Can’t own more than 30% of county’s median farm size now or previously.	Can’t own more than 30% of coun- ty’s median farm size now or previ-	No restriction	No restriction	No restriction	No restriction	No restriction	No restriction	No restriction
Income	No restriction	No restriction	No restriction	No restriction	No restriction	Must have 60% of gross income from agriculture	Must have 60% of gross income from agriculture	Must have 60% of gross income from agriculture	Must have 60% of gross income from agriculture
Net Worth Requirement	Under $400,000	Under $400,000	None	None	None	None	None	None	None
Application Fee	$100	None	$200	$200	$200	None	None	None	None
Closing Fee	1.5% of VAFA bond amount. ($500 minimum)	None	1.5% of VAFA bond amount on first $500,000,1.25% on next $500,000, 1.00% on next $1 M and .75% on any amount over $2 M. ($500 minimum.		None	None	None	None	None
Application Deadline	One week prior to VAFA meeting—the VAFA usually meets the last Thursday of every month.	Anytime	One week prior to VAFA meeting—the VAFA usually meets the last Thursday of every month		30 days prior to VAFA meeting	Anytime	Anytime	Anytime	Anytime

Confidential Finance counseling is available through the SDDA free of charge to SD Farmers and Ranchers. Agricultural Lenders are required to request mediation if a borrower has $50,000 or more in debt before taking legal action.

To request either of these services, please contact the South Dakota Department of Agriculture at 605-773-5436